FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	T-Mobile and RIM launch the new BlackBerry Curve 8900 smartphone in Germany	3

Document 1

Bonn, Germany, November 12, 2008

T-Mobile and RIM launch the new BlackBerry Curve 8900 smartphone in Germany

•	Expansive feature set, striking 480x360 pixel display, 3.2MP Camera with autofocus, flash and video recording, enhanced media player with podcast support
•	Thinnest full-QWERTZ BlackBerry smartphone
•	Global connectivity with fast Internet access on broadly available EDGE and Wi-Fi networks
•	Easy to use navigation with built-in GPS

Bonn, Germany and Waterloo, Ontario -- T-Mobile Germany and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the BlackBerry® Curve™ 8900 smartphone. The new BlackBerry Curve 8900 has an expansive feature set that keeps users easily connected with their office, friends and family. In addition to exceptional phone, email, messaging, organizer, web browser and multimedia applications, the new BlackBerry Curve 8900 also features global connectivity support, built-in Wi-Fi® and GPS, a fast processor (512Mhz) and a dazzling hi-resolution display, enabling customers to remain productive and entertained while on the go.

In a sleek and new style, the BlackBerry Curve 8900 smartphone from T-Mobile Germany has on-the-go video, text and maps, a full QWERTZ keyboard and an intuitive trackball navigation system that allows users to enjoy an exceptional communications experience. Its full-featured media player supports media streaming and can play all your favorite songs and videos. With its new 3.2 megapixel camera, including auto focus, digital zoom and flash, you can take sharp, print-quality pictures to capture the moment and immediately send them to a friend or post them on the Internet. The microSD/SDHC expandable memory slot supports up to 16GB, giving users plenty of storage that is easily interchangeable.

Enhanced web browsing and multimedia features

The BlackBerry Curve 8900 is a quad-band smartphone, providing global connectivity that is compatible with T-Mobile’s nationwide EDGE network for fast data access and web browsing. The handset can be used in conjunction with T-Mobile’s web’n’walk plans for Internet browsing and accessing emails using BlackBerry® Internet Service and BlackBerry® Enterprise Server.

At approximately 110 grams and 109 x 60 x 13.5 millimeters, the BlackBerry Curve 8900 from T-Mobile Germany is the thinnest full QWERTZ BlackBerry smartphone to date and comes with a sleek and refined design that feels comfortable for either one-handed or two-handed use. Its large, striking 2.4 inch HVGA+ display (480x360 pixels) projects vivid color and makes information easier to read. The BlackBerry Curve 8900 provides flexible connectivity and helps people find their way, combining built-in Wi-Fi® (802.11 b/g) support and GPS capabilities.

E-Mail Push Service, free of charge for six months

T-Mobile Germany is currently offering a special promotion for customers who purchase the BlackBerry Curve 8900 smartphone and subscribe to BlackBerry® Internet Service with T-Mobile’s BlackBerry Webmail plan for individuals and small enterprises. The offer, which is initially limited until December 31, 2008, is available with many rate plans and is open to consumers and business customers who take out a new contract or extend an existing contract. For example, customers can currently try out T-Mobile’s BlackBerry Webmail S plan (which costs EUR 4.95 a month and includes a volume of one megabyte for six months) free of charge.

The BlackBerry® Curve™ 8900 smartphone will be available from T-Mobile Germany from mid of November 2008 and will cost a one-time charge of €4.95 with a 24-month contract on the Relax 200 Plus rate with BlackBerry Webmail S and €359.90 without contract.

About T-Mobile International

As one of the world’s biggest mobile operators, T-Mobile International offers its customers the latest technologies and modern multimedia services. Since it was formed in December 1999, T-Mobile International, a wholly-owned subsidiary of Deutsche Telekom, has established itself as one of the world’s leading mobile operators. The development of new technologies and user-centric complete services have enabled the T-Mobile Group to enhance its position each year. The company operates in Europe and the United States and currently has around 120 million customers in the twelve T-Mobile markets. For more information about T-Mobile please visit www.telekom.de

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

For More Information Please Contact:

Media Contact:

Research In Motion

Arno Glompner

+49 (0)6196 9983 302

aglompner@rim.com

or

Investor Contact:

RIM Investor Relations

(519) 888-7165

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 12, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer